SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                             ------------------

                               SCHEDULE 14D-9

                Solicitation/Recommendation Statement Under
          Section 14(d)(4) of the Securities Exchange Act of 1934

                             (Amendment No. 1)
                             ------------------


                                  TRW INC.
                         (Name of Subject Company)


                                  TRW INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.625 Per Share
     Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                       (Title of Class of Securities)

                                 872649108
                                 872649504
                                 872649603
                   (CUSIP Number of Class of Securities)

                             -----------------

                            William B. Lawrence
          Executive Vice President, General Counsel and Secretary
                                  TRW Inc.
                             1900 Richmond Road
                           Cleveland, Ohio 44124
                               (216) 291-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
        Communications on Behalf of the Person(s) Filing Statement)

                             -----------------

                              With copies to:

                             Peter Allan Atkins
                              Eric L. Cochran
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 4.  The Solicitation or Recommendation.

         Item 4(b) is hereby amended and supplemented by adding the following thereto:

         On March 18, 2002, Northrop filed a preliminary proxy statement to solicit proxies from the Company's shareholders in connection with the Company's 2002 Annual Meeting of Shareholders in support of the following two proposals: (1) requesting TRW's Board of Directors to maximize shareholder value by providing non-public information regarding TRW to Northrop and by establishing a committee of independent directors to evaluate Northrop's proposal and any other merger or acquisition proposals timely presented by a third party and (2) requesting TRW Directors to take all actions within their authority to allow TRW shareholders to decide for themselves whether to exchange their TRW stock for Northrop stock pursuant to the Offer or in a merger transaction (together, the "Northrop Shareholder Proposals").

         On March 22, 2002, the Board of Directors of the Company met with the Company's management and the Company's independent legal and financial advisors to discuss, among other matters, the Northrop Shareholder Proposals. The Board of Directors, after full consideration, unanimously recommended that TRW shareholders vote against the Northrop Shareholder Proposals.

         On March 25, 2002, the Company issued a press release, a copy of which is filed herewith as Exhibit (a)(6), announcing the Board's unanimous rejection of the Northrop Shareholder Proposals.

Item 9.  Exhibits.

         Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(6)   Press Release issued by TRW on March 25, 2002.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TRW INC.


                                        By: /s/ William B. Lawrence
                                            --------------------------
                                            William B. Lawrence
                                            Executive Vice President,
                                            General Counsel and Secretary


Dated:  March 25, 2002

Exhibit (a)(6)

News Release                            TRW Inc.                   [TRW Logo]
                                        1900 Richmond Road
                                        Cleveland, OH 44124



For Immediate Release                   Contact
                                        Judy Wilkinson or Barrett Godsey
                                        Joele Frank, Wilkinson Brimmer Katcher
                                        212-355-4449

                                        Jay McCaffrey, TRW Media
                                        216-291-7179

                                        Ron Vargo, TRW Investors
                                        216-291-7506

TRW'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST
NORTHROP GRUMMAN PROPOSALS AT TRW ANNUAL MEETING

Northrop Grumman Proposals Are Self-Serving Attempt To Force The Sale Of
TRW At A
Grossly Inadequate Price

CLEVELAND, March 25, 2002 -- TRW Inc. (NYSE: TRW) today announced that its Board of Directors, after full consideration, has unanimously recommended that TRW shareholders vote against the two shareholder proposals that Northrop Grumman (NYSE: NOC) plans to submit for approval at TRW's Annual Meeting of Shareholders on Wednesday, April 24, 2002.

Northrop Grumman's proposals seek to:

      o Have TRW provide Northrop Grumman with confidential, business-sensitive information about the Company, notwithstanding Northrop Grumman's opportunistic and severely undervalued bid;

      o Limit the number of TRW directors who can take actions regarding Northrop Grumman's grossly inadequate proposal; and

      o Cause the Board to facilitate Northrop Grumman's below-market offer.

Philip A. Odeen, TRW chairman said, "We believe that Northrop Grumman's proposals are both unnecessary and self-serving and are part of their ongoing effort to force TRW shareholders to accept its below-market $47 per share offer. Our Board has already unanimously concluded that Northrop Grumman's offer is financially inadequate and not in the best interests of TRW shareholders. In light of this, providing confidential, business-sensitive information to Northrop Grumman simply makes no sense."

Mr. Odeen also noted that eleven of TRW's thirteen directors are independent.

"We believe that TRW can significantly enhance value for our shareholders through the continued execution of our shareholder value enhancement plan," Mr. Odeen continued. "We are confident that, by accelerating our debt reduction program and separating our Automotive business in a tax-efficient manner, we will deliver value to TRW shareholders significantly in excess of Northrop Grumman's $47 per share offer."

                                   (more)


"Clearly, if Northrop Grumman is allowed to buy TRW's premier assets at a bargain price, it is Northrop Grumman shareholders who benefit. If TRW continues to execute its shareholder value enhancement plan, it is TRW shareholders alone who benefit," Mr. Odeen concluded.

The Company noted that supplemental proxy material detailing the reasons behind the Board's recommendation will be mailed shortly to TRW shareholders.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

Certain of the information contained in this press release should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. The preparation of forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company's control. The Company's results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company's operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the Automotive business or that such spin-off will be complete within six to nine months; (iii) that the Company will be successful in delevering the Company, or that the methods described for delevering will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company's strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and research, development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or exceeded; (x) with respect to the expected amounts of the Company's operating cash flows in 2002, that such amounts will be utilized to delever the Company's balance sheet; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xiii) that the Company's costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumption or changes in other factors affecting such estimates other than as required by law.


                                    ###